EXHIBIT 12.01
THE HARTFORD FINANCIAL SERVICES GROUP, INC.
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(In millions)	2008	2007	2006	2005	2004
Income (loss) from operations before federal income taxes and cumulative effect of accounting changes	$(4,591)	$4,005	$3,602	$2,985	$2,523

Add:
Fixed Charges
Interest expense	343	263	277	252	251
Interest factor attributable to rentals and other [1]	70	69	77	69	64
Interest credited to contractholders [2]	(8,533)	2,022	3,553	5,671	2,481

Total fixed charges	(8,120)	2,354	3,907	5,992	2,796

Total fixed charges excluding interest credited to contractholders	413	332	354	321	315

Earnings, as defined	(12,711)	6,359	7,509	8,977	5,319

Earnings, as defined, less interest credited to contractholders	$(4,178) $	4,337	$3,956	$3,306	$2,838

Ratios
Earnings, as defined, to total fixed charges [3]	NM	2.7	1.9	1.5	1.9
Earnings, as defined, less interest credited to contractholders, to total fixed charges excluding interest credited to contractholders [3] [4]	NM	13.1	11.2	10.3	9.0
Deficiency of earnings, as defined, to fixed charges and preference dividends [5]	$4,591	$—	$—	$—	$—

[1]
Interest factor attributable to rental and others includes 1/3 of total rent expense as disclosed in the notes to the financial statements, capitalized interest and amortization of debt issuance costs.

[2]
Interest credited to contractholders includes interest credited on general account assets and interest credited on consumer notes. For the year ended December 31, 2008, the $(8.5) billion in interest credited to contractholders was primarily due to $(10.3) billion in investment income losses and mark-to-market effects of equity securities held for trading supporting the international variable annuity business.

[3]	NM: Not meaningful.

[4]
This secondary ratio is disclosed for the convenience of fixed income investors and the rating agencies that serve them and is more comparable to the ratios disclosed by all issuers of fixed income securities.

[5]
Represents additional earnings that would be necessary to result in a one to one ratio of consolidated earnings to fixed charges and preference dividends. This amount is primarily due to before-tax realized losses of $(5.9) billion, which includes before-tax impairments of $(4.0) billion.